SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------
                                SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------
                       AETNA REAL ESTATE ASSOCIATES, L.P.
                           (NAME OF SUBJECT COMPANY)

                       AETNA REAL ESTATE ASSOCIATES, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                 Units of Limited Partnership Depository Units
                         (TITLE OF CLASS OF SECURITIES)

                                 008171 1 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

     Paul L. Abbott                          Daniel R. Leary
     AREA GP CORPORATION                     AETNA/AREA CORPORATION
     3 World Financial Center, 29th Floor    242 Trumbull Street
     New York, New York  10022               Hartford, Connecticut  06156
     (212) 526-3237                          (860) 275-2178

         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

                                   Copies to:

     Patrick J. Foye, Esq.                   John D. Capers, Esq.
     SKADDEN, ARPS, SLATE,                   KING & SPALDING
       MEAGHER & FLOM                        191 Peachtree Street, N.E.
     919 Third Avenue                        Atlanta, Georgia 30303-1763
     New York, New York  10022               (404) 572-4600
     (212) 735-2274
     ======================================================================

        ITEM 1.   SECURITY AND SUBJECT COMPANY

                  The subject company is Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"). The general partners of the Partnership (the "General Partners") are AREA GP Corporation, a Delaware corporation ("AREA GP"), and Aetna/AREA Corporation, a Connecticut corporation ("Aetna/AREA"). The address of the principal executive offices of (i) each of the Partnership and AREA GP is 3 World Financial Center, 29th Floor, New York, New York 10285 and
        (ii) Aetna/AREA is 242 Trumbull Street, Hartford, Connecticut 06156. The title of the class of equity securities to which this statement relates is the outstanding Limited Partnership Depositary Units of the Partnership (the "Units").

        ITEM 2.   TENDER OFFER OF THE BIDDER

                  This statement relates to the unsolicited tender offer being made by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Bidder"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 30, 1996, (the "Schedule 14D-1"), to purchase from holders of Units ("Unitholders") up to 3,176,136, or approximately 25%, of the outstanding Units of the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1996 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Acorn Offer"). Neither the Bidder nor any of its affiliates are affiliated with the Partnership or its General Partners and the Acorn Offer was not solicited by the Partnership. The Schedule 14D-1 states that the principal place of business of the Bidder is located at 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

        ITEM 3.   IDENTITY AND BACKGROUND

                  (a)  The name and business address of the
        Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(1) The Partnership does not have any directors or executive officers. The General Partners responsible for the management of Partnership's business are AREA GP and Aetna/AREA. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partners or their respective affiliates and the Partnership, its executive officers, directors or affiliates.

                  The General Partners and their affiliates have received or will receive certain types of compensation, fees, or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees were not determined in arms-length negotiations with the Partnership. The General Partners are entitled to receive an investment portfolio fee based on the net asset value of the Partnership's investments. The fee is payable quarterly from available cash flow and is equal to 2.5% per annum of net asset value (the "Investment Portfolio Fee"). For the six months ended June 30, 1996, Aetna/AREA and AREA GP earned fees of $980,721 and $1,441,111, respectively. For the year ended December 31, 1995, Aetna/AREA and AREA GP were entitled to fees of $1,925,626 and $2,888,439, respectively, totalling $4,814,066.

                  During the year ended December 31, 1995, $403,479 was paid to Aetna Life Insurance Company, an affiliate of Aetna/AREA, primarily as reimbursement for insurance expense previously paid on behalf of the Partnership by Aetna Life Insurance Company to persons not affiliated with the Partnership.

                  AREA GP and Aetna/AREA, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Amended and Restated Limited Partnership of the Partnership, dated as of January 14, 1987 (the "Partnership Agreement").

                  In addition, under the terms of the Partnership Agreement, upon the removal of the General Partners by the Unitholders or upon the resignation of the General Partners within 120 days after the occurrence of a "Removal Event," as described herein, the General Partners will be entitled to receive termination compensation, which will be payable with interest over a five-year period and will be secured by the assets of the Partnership. The amount of such termination compensation could be substantial. The Partnership Agreement deems a "Removal Event" to have occurred if, without the consent of the General Partners, there occurs or is approved, by the approval of Limited Partners or otherwise, (a) the merger or consolidation of the Partnership, (b) the liquidation or dissolution of the Partnership, (c) the disposition by the Partnership of any interest in a property owned by the Partnership or a loan made by the Partnership to a property, or (d) the election of any Person as a general partner of the Partnership. The holder or holders of a majority of Units may take any of the above actions without the consent of the General Partners at a meeting of the Partnership.

                  (b)(2) Other than a Standstill Agreement, dated as of August 14, 1996 (the "Standstill Agreement"), by and between the Partnership and Liquidity Financial Group, L.P., an affiliate of the Bidder ("Liquidity"), limiting Liquidity and any of its affiliates from, among other things, acquiring more than 25% of the outstanding Units, to the best knowledge of the Partnership, except as described above, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Bidder, its executive officers, directors or affiliates. The Bidder has agreed to become bound by the terms of the Standstill Agreement.

        ITEM 4.   THE SOLICITATION OR RECOMMENDATION

                  (a) Following receipt of the Acorn Offer the General Partners reviewed and considered the Acorn Offer and explored various possible alternative courses of action which might be available to the Partnership in response to the Acorn Offer. THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE ACORN OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT.

                  (b) The Partnership reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

                  (i) The price per Unit offered by the Bidder does not reflect the value inherent in the Units. Unitholders should refer to Note 2 to the Consolidated Financial Statements contained in the Partnership's 1995 Annual Report, which is incorporated in its entirety herein by reference, for a discussion of Current Value Reporting, which is used to calculate the NAV. The price being offered by the Bidder pursuant to the Acorn Offer is less than 65% of NAV of $15.55 per Unit as of June 30, 1996, the latest quarterly independent appraisal of NAV. The Partnership's NAV was calculated assuming a hypothetical sale at June 30, 1996 of all the Partnership's properties at a price based upon independent appraisals of the Partnership's properties as of June 30, 1996 adjusted for the Partnership's current assets and liabilities.

                  (ii) The book value of each Unit, as of June 30, 1996, was $16.04, over 60% greater than the Acorn Offer. The book value represents the portion of the excess of the Partnership's assets over its liabilities, as determined in accordance with generally accepted accounting principles, which is attributable to the Units. Book value does not necessarily reflect the fair market value of a Unit or the amount which a Unitholder would ultimately receive if the Partnership were liquidated, both of which may be higher or lower than book value.

                  (iii) To date, Unitholders who did not elect to participate in the Dividend Reinvestment Program ("DRIP") have received total cash distributions ranging from $5.72 to $9.95 per original Unit, depending on the date such Unitholders were admitted to the Partnership, including $1.85 per Unit in return of capital payments. The Partnership is currently paying a quarterly cash distribution of $0.18, or $0.72 annually, per Unit. Unitholders who sell their Units to the Bidder will lose their right to receive future quarterly distributions from operations. Furthermore, Unitholders who sell their Units to the Bidder will lose the right to future distributions from future sales of Partnership properties.

                  (iv) The Bidder is making the Acorn Offer with a
             view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

                  (v)  As stated by the Bidder in the Offer to
             Purchase, if the Acorn Offer is successful, the Bidder may be in a position to influence control over the Partnership and to influence voting decisions and may seek to remove the General Partners.

        ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

                  The Partnership has retained MacKenzie Partners, Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the Acorn Offer. The Partnership will pay MacKenzie Partners, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Acorn Offer.

        ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES

                  (a) Neither the Partnership nor either of the General Partners has effected any transactions in the Units during the past 60 days. Except as described below, the Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partners' executive officers, directors, affiliates, or subsidiaries.

                  (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partners' executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in the Acorn Offer.

        ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
        COMPANY

                  (a)   None.

                  (b)   None.

        ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

                  The NAV per Unit, calculated in accordance with the Partnership Agreement, is summarized as of June 30, 1996 and December 31, 1995 and 1994 as follows:

                            June 30,     December 31,     December 31,
                              1996           1995             1994
                            --------     -----------      -----------
     Limited Partners'    $200,188,727    $196,192,156     $192,598,338
     capital - current
     value basis

     Cash to be             (2,290,418)     (2,290,418)      (2,290,418)
     distributed to       ------------     -----------     ------------
     Limited Partners
                          $197,898,309    $193,901,738     $190,307,920
                          ============    ============     ============

     Units Outstanding      12,724,547      12,724,547       12,724,547
     Net asset value      $      15.55    $      15.24     $      14.96
     per unit


        ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

        (a)(1)         Form of letter from the Aetna Real Estate
                       Associates, L.P.  to Unitholders,
                       dated November 1, 1996.

        (c)(1) Letter Agreement, dated as of August 14, 1996, as amended as of October 8, 1996, by and between Aetna Real Estate Associates, L.P. and
                       Liquidity Financial Group, L.P.

        (c)(2) Letter Agreement, dated as of October 28, 1996, by and between the Acorn Hill Partners L.L.C. and Aetna Real Estate Associates, L.P.


                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  November 1, 1996

                                 AETNA REAL ESTATE ASSOCIATES, L.P.

                                    By:    Aetna/AREA Corporation
                                           General Partner

                                    By: /s/ Daniel R. Leary
                                        ---------------------------
                                        Name: Daniel R. Leary
                                        Title: President

                                    By:  AREA GP Corporation
                                         General Partner

                                    By: /s/ Paul S. Abbott
                                        ---------------------------
                                        Name: Paul L. Abbott
                                        Title: President


                                 EXHIBIT INDEX

         Exhibit                  Description                  Page

          (a)(1)   Form of letter from Aetna Real Estate
                   Associates, L.P. to the Unitholders,
                   dated November 1, 1996.

          (c)(1)   Letter Agreement, dated as of August 14,
                   1996, as amended as of October 8, 1996,
                   by and between Aetna Real Estate Asso-
                   ciates, L.P. and Liquidity Financial
                   Group, L.P.

          (c)(2)   Letter Agreement, dated as of October 28,
                   1996 by and between Acorn Hill Partners
                   L.L.C. and Aetna Real Estate Associates, L.P.